November 6, 2007

VIA EDGAR ONLY
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:          Ethos Environmental, Inc.
File Number: 333-143709
Form SB-2 filed June 13, 2007

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, (the “Act”) Ethos Environmental, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its registration statement on Form SB-2 (File No. 333-143709) initially filed with the Commission on June 13, 2007, and all exhibits filed thereto (the “Registration Statement”).

Please be advised that the Registrant’s Board of Directors has determined not to proceed with the Registration Statement.

This will also confirm that the Registration Statement was not declared effective by the Commission, no securities were sold in connection with the Registration Statement and the Registrant has not offered or sold any of its securities in violation of the registration provisions of the Act.

The Registrant hereby further requests, in accordance with Rule 457(p) of the Act, that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Commission for further use.

Please contact Luis Carrillo, Esq. at (619) 399-3102 with any questions regarding this request for withdrawal.

Very truly yours,

/s/ ENRIQUE DE VILMORIN
Enrique de Vilmorin
Chief Executive Officer